Ard 2/24/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04002211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THRASHER & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 S. E. 28TH STREET, SUITE 4
(No. and Street)

BENTONVILLE (City) AR (State) 72712 (Zip Code)

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID L. THRASHER 479-273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEALL BARCLAY & CO., PLC, CPA'S
(Name – *if individual, state last, first, middle name*)

2005 WEST ELM STREET (Address) ROGERS, (City) AR (State) 72758 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH. D.C. 181 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID L. THRASHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THRASHER & COMPANY, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THRASHER AND COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

THRASHER AND COMPANY, INC.
DECEMBER 31, 2003 AND 2002
CONTENTS

Beall Barclay & Company, PLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

We have audited the accompanying balance sheets of **Thrasher and Company, Inc.** as of December 31, 2003 and 2002, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 of the Notes to Financial Statements, **Thrasher and Company, Inc.** is exempt from SEC Rule 15c3-3. The conditions of the exemption are being complied with and nothing has come to our attention that would indicate that the conditions have not been complied with for the years ended December 31, 2003 and 2002. The procedures followed in safeguarding the securities of customers were reviewed and were found adequate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher and Company, Inc.** as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beall Barclay & Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 20, 2004

THRASHER AND COMPANY, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 26,308	$ 27,575
Investments available for sale	29,343	27,282
Accounts receivable - commissions	4,528	4,619
Prepaid expenses	997	2,732
Total Current Assets	61,176	62,208
PROPERTY AND EQUIPMENT, NET	11,819	21,415
OTHER ASSETS		
Special Reserve Account for the exclusive benefit of customers of Thrasher and Company, Inc.	500	500
	$ 73,495	$ 84,123
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payroll taxes payable	$ 3,263	$ -
Accounts payable - commissions	3,780	964
Other current liabilities	2,562	1,630
Total Current Liabilities	9,605	2,594
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	64,314	64,314
Retained earnings	4,683	24,383
Unrealized holding gain (loss) on investments available for sale	(5,207)	(7,268)
	63,890	81,529
	$ 73,495	$ 84,123

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Commissions	$ 237,603	$ 335,754
OPERATING EXPENSES		
Accounting and legal	3,931	16,023
Advertising	4,092	8,796
Auto expense	17,981	15,999
Contributions	15,617	12,305
Depreciation	9,596	9,887
Dues and subscriptions	2,745	3,167
Insurance	10,046	5,798
License and permits	1,438	1,171
Meeting and education	-	619
Miscellaneous	2,147	4,875
Occupancy expense	22,600	22,600
Office expense	9,746	12,496
Payroll taxes	7,672	9,697
Postage	2,782	4,282
Repairs and maintenance	12,720	8,664
Salaries and related benefits	87,348	108,080
Telephone	4,970	6,576
Travel and entertainment	11,143	8,005
Utilities	3,164	2,305
	229,738	261,345
INCOME FROM OPERATIONS	7,865	74,409
OTHER INCOME		
Dividends	867	931
NET INCOME	8,732	75,340
Other comprehensive income		
Unrealized gains (losses) on available for sale securities	2,061	(2,586)
COMPREHENSIVE INCOME	$ 10,793	$ 72,754

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unrealized Holding Gain (Loss)	Total
BALANCE, DECEMBER 31, 2001	$ 100	$ 64,314	$ 31,003	$ (4,682)	$ 90,735
Unrealized holding gain (loss)	-	-	-	(2,586)	(2,586)
Net income	-	-	75,340	-	75,340
Dividends paid	-	-	(81,960)	-	(81,960)
BALANCE, DECEMBER 31, 2002	100	64,314	24,383	(7,268)	81,529
Unrealized holding gain (loss)	-	-	-	2,061	2,061
Net income	-	-	8,732	-	8,732
Dividends paid	-	-	(28,432)	-	(28,432)
BALANCE, DECEMBER 31, 2003	$ 100	$ 64,314	$ 4,683	$ (5,207)	$ 63,890

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 8,732	$ 75,340
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	9,596	9,887
Change in:		
Accounts receivable - commissions	91	381
Prepaid expenses	1,735	452
Payroll taxes payable	3,263	(5,612)
Accounts payable - commissions	2,816	501
Other current liabilities	932	(2,951)
Total Adjustments	18,433	2,658
Net Cash From Operating Activities	27,165	77,998
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(28,432)	(81,960)
Net Cash (Used For) Financing Activities	(28,432)	(81,960)
NET CHANGE IN CASH	(1,267)	(3,962)
CASH, BEGINNING OF YEAR	27,575	31,537
CASH, END OF YEAR	$ 26,308	$ 27,575

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Balance, January 1	$ -	$ -
Increase (decrease)	-	-
Balance, December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Thrasher and Company, Inc. is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition

Revenues and expenses are accounted for on the accrual basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2003 and 2002, there are no cash equivalents.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Income Taxes

The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Investments

All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings, unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable - Commissions

The Company considers accounts receivable - commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company leases its corporate office buildings from a LLC in which the owner is a member under operating lease agreements. The Company is responsible for insurance, maintenance, and real estate taxes associated with the office facilities. For the year ended December 31, 2003 and 2002, the rent paid to related parties for the office building totaled $18,600. See Note 8.

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2003	2002
Office equipment	$ 22,872	$22,872
Automobiles	63,712	63,712
	86,584	86,584
Accumulated depreciation	74,765	65,169
	$11,819	$ 21,415

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All Thrasher and Company, Inc. customer transactions are cleared through FISERV.

NOTE 5: **INVESTMENTS**

The table below provides detail of the investments:

		December 31, 2003	
	Shares	**Cost**	**Value**
Scudder Municipal Bond Fund A	2,046	$ 20,423	$ 19,168
Scudder Growth Fund A	1,156	14,127	10,175
		$ 34,550	$ 29,343

		December 31, 2002	
		Cost	**Value**
Scudder Municipal Bond Fund A	2,046	$ 20,423	$ 19,106
Scudder Growth Fund A	1,156	14,127	8,176
		$ 34,550	$ 27,282

NOTE 6: **SIPC ASSESSMENT**

As provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as amended, a broker or dealer need not file the supplemental report on the SIPC during which the SIPC assessment is a minimum assessment. The minimum assessment of $150 was charged for each of the years ended December 31, 2003 and 2002.

***NOTE 7*:** **RETIREMENT PLAN**

The Corporation adopted a defined contribution profit-sharing plan for all employees over the age of 21 years, with 3 years of service. Contributions to the profit-sharing plan are discretionary and $1,620 and $4,628 of contributions were made for the years ending December 31, 2003 and 2002, respectively.

NOTE 8: **COMMITMENTS**

The Corporation entered into a lease agreement for its office facilities with a term of five years. The following is a schedule by years of future minimum rentals under the lease at December 31, 2003:

2004	$18,600
2005	18,600
2006	1,550

Beall Barclay & Company, PLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher and Company, Inc.** as of and for the year ended December 31, 2003 and have issued our report thereon dated January 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beall Barclay & Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 20, 2004

THRASHER AND COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total Ownership Equity from Balance Sheet	$ 63,890
Deduct:	
Assets not readily convertible to cash	
Depreciated value of fixed assets	(11,819)
15% Haircut on growth funds	(1,526)
7% Haircut on municipal funds	(1,342)
2% Haircut on money market fund	(400)
Net Capital as Defined by Rule 15c3-1	$ 48,803

See Independent Auditors' Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements of **Thrasher and Company, Inc.** for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Thrasher and Company, Inc.** that we consider relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13; (3) in complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objects of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the securities, that we consider to be material weaknesses as defined above. With respect to Rule 15c3-3, the Company handled no customer securities accounts and did not have any possession or control of customer funds or securities, and therefore, is exempt from Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Beall Barclay & Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 20, 2004